UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MABCURE INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

554094 102
(CUSIP Number)

copy to: Clark Wilson LLP c/o Jonathan Lotz 800-885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	554094 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elisha Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,638,400
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
25,638,400
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,638,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.48% based on 60,348,000 shares issued and outstanding as of July 7, 2008.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to common stock, par value of $0.001, of MabCure Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3702 South Virginia Street, Suite G12-401, Reno, Nevada 89502-6030, USA.

Item 2. Identity and Background

(a)	Elisha Orr.
(b)	Dr. Orr has a business address at Unit 6 – The Court Yard, Gaulby Lane, Stoughton, Leicester LE2 2FL, United Kingdom.
(c)	Dr. Orr is a director and officer of the Issuer and is a senior research scientist at the University of Leicester, Department of Genetics.
(d)	Dr. Orr has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Dr. Orr has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Orr is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Considerations

Dr. Orr is the sole registered and beneficial shareholder of Indigoleaf Associates Ltd. ("Indigoleaf").

Indigoleaf acquired 25,638,400 shares in the common stock of the Issuer on July 7, 2008. The transaction was effected pursuant to an asset purchase agreement dated January 10, 2008 with the Issuer and Dr. Amnon Gonenne (the "Asset Purchase Agreement"), whereby Indigoleaf sold and transferred certain intellectual property rights to the Issuer in consideration for the issuance of 25,638,400 shares in the common stock of the Issuer. No funds were used by either Dr. Orr or Indigoleaf to acquire the shares. Dr. Orr exercises sole voting and dispositive power in respect of the shares acquired by Indigoleaf.

Item 4. Purpose of Transaction

The purpose of the purchase and sale of the property rights and the issuance of the shares to Indigoleaf was for Indigoleaf to acquire control of the Issuer, pursuant to which change of control the directors and management of the Issuer were changed. In connection with the change of control, Dr. Orr was appointed a director and the Executive Vice President and Chief

Scientific Officer of the Issuer pursuant to the Asset Purchase Agreement and an employment agreement made as of July 7, 2008 with the Issuer.

Dr. Orr intends to seek other business opportunities for the Issuer related to cancer detection and therapy, which are unrelated to the Issuer's former business of developing a pesticide removal detergent and marketing the product in China.

Depending on market conditions and other factors, Dr. Orr and/or Indigoleaf may acquire additional shares in the common stock of the Issuer as he or it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Each of Dr. Orr and Indigoleaf also reserves the right to dispose of some or all of the shares held by Indigoleaf in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, neither Dr. Orr nor Indigoleaf have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of July 7, 2008, the aggregate number and percentage of shares in the common stock of the Issuer beneficially owned by Dr. Orr was 25,638,400 shares, or approximately 42.48%.
(b)	Dr. Orr has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 25,638,400 shares in the common stock of the Issuer.
(c)	Other than as described in Item 3 above, Dr. Orr has not effected any transaction involving shares in the common stock of the Issuer in the past sixty days.
(d)	N/A.
(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Dr. Orr and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits
10.1

Asset Purchase Agreement dated January 10, 2008 among Smartec Holdings Inc. (now MabCure Inc.), Indigoleaf Associates Inc. and Dr. Amnon Gonenne (incorporated by reference from our Current Report on Form 8-K filed on July 10, 2008)

10.2	Employment Agreement made as of July 7, 2008 between the MabCure Inc. and Dr. Elisha Orr (incorporated by reference from our Current Report on Form 8-K filed on July 10, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2008
Dated
/s/ Elisha Orr
Signature
Elisha Orr Executive Vice President and Chief Scientific Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1692796.3